EXHIBIT 99.1

OREZONE RESOURCES INC. (An “Exploration” Stage Company)

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles — Item 18 Form 20F
(Dollar amounts expressed in US dollars, except per share amounts)

Three and Nine Months ended September 30, 2007 and September 30, 2006

                Orezone Resources Inc. (the ”Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).  The Company has previously furnished its consolidated financial statements including a U.S. GAAP reconciliation.  In order to be eligible for use of the SEC’s registration statement on Form F-10, the Company must also reconcile its interim financial statements pursuant to Item 18, which requires additional reconciliation items to U.S. GAAP and the rules and regulations promulgated by the SEC. This “Reconciliation with United States Generally Accepted Accounting Principles — Item 18 Form 20F” section supplements the Company’s interim financial statements set forth in its original interim filings for the three and nine month period ended September 30, 2007. This section should be read in conjunction with the original interim filings for the three and nine month period ended September 30, 2007 and the annual financial statements of the Company set forth in the Form 40-F.

                The material differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements are as follows:

a)             Deferred exploration expenses

                In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 — ”Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 also states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

                Under Canadian GAAP, the Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

                Under U.S. GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

b)             Adjustment for exploration costs on abandoned properties

                The Company accounts for mineral properties and related deferred expenditures as described in item (a). During the three and nine months ended September 30, 2007, $673,528 and $2,047,162 respectively (2006 — nil; nil) was written-off as the development was not considered economically feasible and therefore abandoned.  Under U.S. GAAP these costs would have been expensed in a prior period.

c)             Mineral exploration properties

                Under Canadian GAAP, costs related to the acquisition of mineral exploration properties are capitalized. Under US GAAP, up to December 31, 2003, the Company was required to amortize the carrying value of mineral exploration properties to operations over the estimated exploration period required to identify proven and probable reserves. However, effective January 1, 2004, the Company adopted the provisions of the Emerging Issues Task Force (“EITF”) 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. As a result, under US GAAP, the Company’s carrying value of mineral exploration properties will only be amortized upon the commencement of mining any proven and probable reserves identified on the property.  To the date of implementation of EITF 04-02, the Company recorded amortization of $2,470,550.

d)             Embedded derivatives

                Embedded derivatives related to the Company’s investments purchased in the 2006 fiscal year were not accounted for separately under Canadian GAAP.  On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments, which is largely consistent with accounting for embedded derivatives under US GAAP. As a result, all embedded derivatives in 2006 must be identified and separately accounted for at fair value.  Any change in fair value is generally recognized in net income.

e)             Investments

                Under Canadian GAAP, prior to January 1, 2007, investments in shares of public companies were recorded at cost, less any provision for decreases in value that are other than temporary.  Under US GAAP, the Company is required to record its investments, which have been identified as available-for-sale investments, at fair value.  As a result, an unrealized gains or loss is recorded as a component of other comprehensive income under shareholders’ equity.  On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, which is largely consistent with accounting under US GAAP.

f)             Statements of cash flows

                As a result of the treatment of mining interests under item (a) above, cash expended for exploration costs would be classified as an operating rather than an investing activity.

g)            Comprehensive income

                Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), is applicable for U.S. GAAP purposes. Comprehensive income is net income, plus certain other items that are recorded directly to Shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.  On January 1, 2007, the Company adopted CICA Handbook Section 1530, Other Comprehensive Income, which is consistent with accounting under U.S. GAAP.

h)            Recent U.S. accounting pronouncements

                In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes, which is an interpretation of SFAS No. 109, Accounting for Income Taxes”. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company implemented this interpretation in the fiscal year starting January 1, 2007.  The Company completed its assessment regarding the effect of the implementation of FIN 48 and has determined that the adoption of FIN 48 did not have a material impact on its consolidated financial position or results of operations.

                In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently analyzing the effect, if any, SFAS No. 157 will have on its consolidated financial position and results of operations.

                In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates.  Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. This Statement is required to be adopted by the Company in the first quarter of its fiscal year 2008. The Company is currently assessing the impact of the adoption of this Statement.

                The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with Canadian GAAP.

Statement of operations and comprehensive loss:

Set out below are the material adjustments to net loss and comprehensive loss for the three and nine months ended September 30, 2007 and 2006 in order to conform to U.S. GAAP.

	Three months ended September 30		Nine months ended September 30		Cumulative Since Inception (July 1990) to September 30.
	2007	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Net loss based on Canadian GAAP	(647,569)	(16,540)	(2,153,705)	(452,043)	(16,651,695)
Abandoned properties (b)	673,528	—	2,047,162	—
Adjustment for write-off of deferred exploration costs (a)	(2,178,449)	(979,439)	(7,560,672)	(7,759,098)	(47,317,566)
Optionee contributions	(22,085)	16,010	718,517	1,127,684	21,441,632
Mineral properties adjustment (c)					(2,470,550)
Income associated with embedded derivatives (d)	—	(171,345)	—	374,098	—

Net loss under US GAAP	(2,174,575)	(1,151,314)	(6,948,698)	(6,709,359)	(44,998,179)

Other comprehensive income (loss)
Unrealized gain on investments (g)	439,498	634,729	508,452	300,779
Realized gain on investments	(362,305)	—	(509,305)	—

Comprehensive loss under US GAAP	(2,097,382)	(516,585)	(6,949,551)	(6,408,580)

Loss per share, basic and diluted	(0.02)	(0.01)	(0.05)	(0.05)

Weighted average number of shares	133,715,441	132,880,684	133,443,598	132,859,471

Balance sheet:

The following material balance sheet differences exist between Canadian and U.S. GAAP:

	At September 30, 2007
	Canadian GAAP	Adjustments	US GAAP
	(unaudited)	(unaudited)	(unaudited)
Assets
Total current	10,727,421	—	10,727,421
Investments	6,645,998	—	6,645,998
Mineral exploration properties (c)	7,110,562	(2,470,550)	4,640,012
Deferred exploration expenses (a)	25,875,934	(25,875,934)	—
Other long-term	971,783	—	971,783
	51,331,698	(28,346,484)	22,985,214

Liabilities and Shareholders’ Equity
Accounts payable	432,458	—	432,458
Accrued liabilities	382,183	—	382,183
Shares and contributed surplus	66,079,760	—	66,079,760
Accumulated other comprehensive income	1,088,992	—	1,088,992
Deficit	(16,651,695)	(28,346,484)	(44,998,179)
	51,331,698	(28,346,484)	22,985,214

	At December 31, 2006
	Canadian GAAP	Adjustments	US GAAP
Assets
Total current	23,064,453	—	23,064,453
Investments (e)	1,244,819	908,109	2,152,928
Mineral exploration properties (c)	6,145,562	(2,470,550)	3,675,012
Deferred exploration expenses (a)	21,080,941	(21,080,941)	—
Other long-term	451,720	—	451,720
	51,987,495	(22,643,382)	29,344,113

Liabilities and Shareholders’ Equity

Accounts payable	1,091,222	—	1,091,222
Accured liabilities	588,522	—	588,522
Shares and contributed surplus	64,624,376	—	64,624,376
Cumulative translation adjustment (g)	483,211	(483,211)
Accumulated other comprehensive income (g)	—	1,089,845	1,089,845
Deficit	(14,799,836)	(23,250,016)	(38,049,852)
	51,987,495	(22,643,382)	29,344,113

Cash flows:

	Three months ended		Nine months ended
	September 30 Unaudited		September 30 Unaudited
	2007	2006	2007	2006

Operating activity
Cash generated from (used in) operations under Canadian GAAP	38,734	116,725	166,929	(385,504)
Exploration costs (e)	(2,554,164)	(327,625)	(7,223,640)	(8,074,302)

U.S. GAAP	(2,515,430)	(210,900)	(7,056,711)	(8,459,806)

Investing activity
Cash used in investing Canadian GAAP	(8,188,656)	(292,234)	(12,845,540)	(9,299,956)
Exploration costs (e)	2,554,164	327,625	7,223,640	8,074,302

U.S. GAAP	(5,634,492)	35,391	(5,621,900)	(1,225,654)

STATEMENT OF CASH FLOWS

Cumulative since
inception
(July 1990)
to September
30, 2007
(Unaudited)
OPERATING ACTIVITIES
Net loss	$(44,998,179)
Non-cash items
Amortization of mineral exploration properties	2,470,550
Services paid by the issuance of stock options	708,345
Amortization of equipment	105,443
Gain on disposal of investments	(710,399)
Gain on investments	(590,534)
Gain on notes payable	(57,699)
Interest on note payable	94,493
Write-off deferred exploration expenditures	—
Recovery of optionee contributions	—
Write-off mineral exploration property acquisition costs	1,356,936
Stock-based compensation	2,702,779
Write-down of advances to related company and other	344,505
Changes in non-cash working capital items	2,860,531

Cash flows used in operating activities	(35,713,230)

INVESTING ACTIVITIES
Exploration funds	(26,965)
Sale of investments	1,169,041
Purchase of investments	(5,853,591)
Purchase of property, plant and equipment	(1,429,717)
Disposal of fixed assets	2,619
Investment in mineral exploration properties	(3,455,623)
Deferred exploration expenses	—
Optionee contributions	—
Advances to related companies	(842,611)

Cash flows used in investing activities	(10,436,847)

FINANCING ACTIVITIES
Repayment of debt	(385,668)
Proceeds from issuance of common shares	58,035,463
Share issue costs	(2,873,685)

Cash flows used in financing activities	54,776,110

Effect of exchange rate changes on cash and cash equivalents	1,690,114

Increase (decrease) in cash and cash equivalents	10,316,148
Cash and cash equivalents, beginning of year	—
Cash and cash equivalents, end of year	10,316,148